ORBITAL CORPORATION LIMITED

APPENDIX 4E

Preliminary Final Report

Company Details

Name of Entity:

Orbital Corporation Limited

ABN:

32 009 344 058

Year Ended (Current Year):

30 June 2012

Year Ended (Prior Year):

30 June 2011

Results for announcement to the market

		A$'000			A$'000

Total revenue	UP	5,723	34%	to	22,361

Net profit from ordinary activities after tax attributable to members	DOWN	(4,816)	N/A	to	(3,053)

Net profit attributable to members	DOWN	(4,816)	N/A	to	(3,053)

		2012	2011

Net tangible assets per share (cents)		31.14	35.23

Dividends
There is no proposal to pay dividends for the year ended 30 June 2012

Commentary on results for the period

Refer to attached press release for commentary.

Orbital Corporation Limited

Appendix 4E

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2012

	NOTE	CONSOLIDATED
		2012	2011
		$'000	$'000

Sale of goods		14,020	5,847
Consulting services income		7,131	9,492
Licence and royalty income		967	1,081
Other revenue	2	243	218
Total Revenue		22,361	16,638

Other income	3	1,325	6,110
Cost of goods sold	4(d)	(8,305)	(4,484)
Employee benefits expenses	4(a)	(11,481)	(10,494)
Depreciation and amortisation		(991)	(1,174)
Engineering consumables and contractors		(2,272)	(1,954)
Occupancy expenses		(1,734)	(1,165)
Travel and accommodation		(432)	(634)
Communications and computing		(783)	(593)
Patent costs		(322)	(300)
Insurance costs		(663)	(441)
Audit, compliance and listing costs		(569)	(704)
Finance costs	4(b)	(692)	(688)
Other expenses	4(c)	(2,179)	(1,777)

Share of profit from associate	6	3,480	3,233

(Loss)/profit before income tax		(3,257)	1,573
Income tax benefit	5(a)	204	190
(Loss)/profit for the year attributable to the members of the parent entity		(3,053)	1,763

Earnings/(loss) per share:
Basic earnings/(loss) per share (in cents)	11	(6.28)	3.65
Diluted earnings/(loss) per share (in cents)	11	(6.28)	3.65

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2012

	CONSOLIDATED
	2012	2011
	$'000	$'000

Net (loss)/profit for the year	(3,053)	1,763

Other comprehensive income/(loss)
Share of foreign currency reserve of equity accounted investment	(199)	343
Foreign currency translation	830	(3,758)
Other comprehensive income/(loss) for the year, net of tax	631	(3,415)

Total comprehensive loss for the year	(2,422)	(1,652)

Total comprehensive loss for the year attributable to owners of the parent	(2,422)	(1,652)

Orbital Corporation Limited

Appendix 4E

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2012

	NOTE	CONSOLIDATED
		2012	2011
		$'000	$'000

Assets
Current assets
Cash and cash equivalents		3,799	3,440
Other financial assets		1,371	3,434
Trade and other receivables		4,168	6,841
Inventories		5,197	4,060
Total Current Assets		14,535	17,775

Non-Current Assets
Investment in associate	6	13,696	11,406
Deferred tax assets	7	5,767	5,057
Plant & equipment		3,949	4,134
Intangibles and goodwill		2,257	2,402
Total Non-Current Assets		25,669	22,999
Total Assets		40,204	40,774

Liabilities
Current liabilities
Trade payables and other liabilities		4,841	5,004
Borrowings		2,864	936
Employee benefits		2,117	2,354
Deferred revenue		316	316
Government grants		225	225
Other provisions		526	195
Total Current Liabilities		10,889	9,030

Non-Current liabilities
Interest bearing borrowings		59	-
Long term borrowings		7,650	7,489
Employee benefits		119	132
Government grants		1,424	1,649
Contingent consideration		2,296	2,688
Other provisions		336	304
Total Non-Current Liabilities		11,884	12,262
Total Liabilities		22,773	21,292
Net Assets		17,431	19,482

Equity
Share capital	8	19,436	19,345
Reserves	9	(2,007)	(2,918)
Retained profits	9	2	3,055
Total Equity		17,431	19,482

Orbital Corporation Limited

Appendix 4E

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2012

	NOTE	CONSOLIDATED
		2012	2011
		$'000	$'000

Cash Flows from Operating Activities
Cash receipts from customers		25,209	17,070
Cash paid to suppliers and employees		(29,233)	(18,742)
Cash used in operations		(4,024)	(1,672)
Interest received		243	218
Interest paid		(250)	(104)
Income taxes paid		(214)	(234)
Net cash used in operating activities	10	(4,245)	(1,792)

Cash Flows from Investing Activities
Dividends received from associate		1,544	1,208
Net proceeds from sale of property, plant & equipment		49	8,557
Acquisition of plant & equipment		(696)	(481)
Costs incurred on development of intangibles		-	(593)
Acquisition of subsidiary		-	(1,780)
Redemption/(acquisition) of short term deposits		2,063	(3,434)
Net cash provided by investing activities		2,960	3,477

Cash Flows from Financing Activities
Proceeds from borrowings		1,930	-
Repayment of borrowings		(288)	(1,848)
Net cash provided by/(used in) financing activities		1,642	(1,848)

Net increase/(decrease) in cash and cash equivalents		357	(163)

Cash and cash equivalents at 1 July		3,440	3,608
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		2	(5)

Cash and cash equivalents at 30 June		3,799	3,440

Orbital Corporation Limited

Appendix 4E

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2012

	Share Capital	Retained Profits	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
	$'000	$'000	$'000	$'000	$'000

At 1 July 2010	19,261	1,292	1,017	(770)	20,800

Profit for period	-	1,763	-	-	1,763
Other comprehensive loss	-	-	-	(3,415)	(3,415)
Total comprehensive income/(loss) for the period	-	1,763	-	(3,415)	(1,652)

Transactions with owners in their capacity as owners
Share based payments	84	-	250	-	334
Balance at 30 June 2011	19,345	3,055	1,267	(4,185)	19,482

At 1 July 2011	19,345	3,055	1,267	(4,185)	19,482

Loss for period	-	(3,053)	-	-	(3,053)
Other comprehensive income	-	-	-	631	631
Total comprehensive (loss)/income for the period	-	(3,053)	-	631	(2,422)

Transactions with owners in their capacity as owners
Share based payments	91	-	280	-	371
Balance at 30 June 2012	19,436	2	1,547	(3,554)	17,431

Orbital Corporation Limited

Appendix 4E

1.

ACCOUNTING POLICIES

Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

This report is based on accounts which are in the process of being audited.

The accounting policies applied are consistent with those applied in the 2011 annual financial statements with the exception of the following:

(i) Reclassification of comparative information

Classifications of certain items in the prior year have changed to conform with current year presentation.

		CONSOLIDATED
		2012	2011
		$'000	$'000
2.	OTHER REVENUE

	Interest revenue	243	218

Orbital Corporation Limited

Appendix 4E

3.	OTHER INCOME

	Gain on sale of property, plant and equipment	15	4,760
	Automotive grant income	545	680
	Net foreign exchange gains	120	79
	Grant income	253	591
	Fair value movement in contingent consideration	392	-

		1,325	6,110

4.	EXPENSES

(a)	Employee benefits expense
	Salaries and wages	9,529	8,249
	Contributions to defined contributions superannuation funds	984	892
	Share based payments	371	334
	(Decrease)/Increase in liability for annual leave	(54)	18
	(Decrease)/Increase in liability for long service leave	(108)	19
	Termination costs	113	418
	Other associated personnel expenses	646	564
		11,481	10,494

(b)	Finance costs
	Interest on borrowings	185	74
	Non-cash interest expense WA Government Loan	507	614
		692	688

(c)	Other expenses
	Administration expenses	363	145
	Marketing	282	73
	Investor relations	59	28
	Freight & courier	195	81
	Motor vehicle expenses	73	8
	Impairment of receivables	429	43
	Allowance for warranty	191	91
	Write-off previously capitalised development expenditure	-	1,065
	Other	587	243
		2,179	1,777

(d)	Cost of goods sold
	Raw materials and consumables purchased	9,442	3,182
	Inventory write-downs	-	942
	Change in inventories	(1,137)	360
		8,305	4,484

Orbital Corporation Limited

Appendix 4E

		CONSOLIDATED
		2012	2011
		$'000	$'000
5.	INCOME TAX

(a)	Recognised in the income statement

	Current income tax
	Current year expense	(252)	(342)

	Deferred tax
	Relating to originating and reversing temporary differences	(13)	-
	Benefit on recognition of tax losses	469	532
		456	532

	Total income tax benefit in income statement	204	190

(b)	Numerical reconciliation between tax benefit and pre-tax net (loss)/profit

	(Loss)/profit before tax	(3,257)	1,573

	Income tax using the statutory tax rates	977	(472)
	- Non-deductible expenditure	(274)	(711)
	- Non-assessable items	118	706
	- Deferred tax assets (not recognised)/not brought to account in prior years now recognised	(330)	922
	- Net withholding tax recouped/(paid)	8	(70)
	- United States of America Federal and State taxes	(295)	(185)
	Income tax benefit on pre-tax net profit/(loss)	204	190

(c)	Tax consolidation

(i) Members of the tax consolidated group and the tax sharing arrangement

Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

Orbital Corporation Limited

Appendix 4E

6.

INVESTMENT IN ASSOCIATE

(a)

Interest in Synerject LLC

The Group holds a 42% share of Synerject LLC.  The investment is recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method.

Other information for Synerject is as follows:

Country of incorporation:

USA

Financial Year end:

31 December

30 June Ownership:

2012: 42%; 2011: 42%

	2012	2011
	US$’000	US$’000

Revenues (100%)	127,548	121,673
Profit (100%)	8,045	7,315

Current assets	45,789	45,427
Non-current assets	12,880	12,058
Current liabilities	27,936	29,562
Non-current liabilities	2,654	3,463
Net assets	28,079	24,460

	2012	2011
	A$'000	A$'000

Revenues (100%)	124,413	123,163
Profit (100%)	7,847	7,405

Current assets	44,931	42,301
Non-current assets	12,639	11,228
Current liabilities	27,412	27,528
Non-current liabilities	2,604	3,224
Net assets	27,554	22,777

Share of Synerject’s net profit recognised	3,480	3,233

Share of Synerject’s net assets equity accounted	13,696	11,406

Orbital Corporation Limited

Appendix 4E

		CONSOLIDATED
		2012	2011
		$'000	$'000
(b)	Movements in the carrying amount of the Group's interest in Synerject

	Beginning of year	11,406	11,534
	Share of profits after tax	3,480	3,233
	Share of reserves	(199)	343
	Dividends received	(1,544)	(1,208)
	Unrealised foreign exchange movements	553	(2,496)
	End of year	13,696	11,406

(c )	Results of Synerject

	Share of Synerject's profit before income tax	3,254	3,181
	Share of income tax benefit/(expense)	42	(71)
	Share of Synerject's net profit	3,296	3,110
	Adjustments:
	- dissimilar accounting treatment with respect to intangibles	184	123
	Share of associate’s net profit accounted for using the equity method	3,480	3,233

7.	DEFERRED TAX ASSETS AND LIABILITIES

	Recognised deferred tax assets and liabilities
	Deferred tax assets and liabilities are attributable to the following:
	Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
		2012	2011	2012	2011	2012	2011
		$'000	$'000	$'000	$'000	$'000	$'000
	Tax value of loss carry-forwards recognised	5,439	4,716	-	-	5,439	4,716
	Other net temporary differences (a)	2,130	2,400	(1,802)	(2,059)	328	341
	Net tax assets	7,569	7,116	(1,802)	(2,059)	5,767	5,057

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years.  At 30 June 2012, the available tax carry forward losses of US$31,679,109 (2011: US$37,618,064) expire between the years 2012 and 2024.

Movement in temporary differences during the year
	Consolidated
	Balance 1-Jul-10	Acquired during the year	Recognised in income	Recognised in equity (b)	Balance 30-Jun-11
	$'000	$'000	$'000	$'000	$'000
Tax value of loss carry-forwards recognised	5,215	-	532	(1,031)	4,716
Other temporary differences	-	341	-	-	341
Net tax assets	5,215	341	532	(1,031)	5,057

	Consolidated
	Balance 1-Jul-11	Acquired during the year	Recognised in income	Recognised in equity (b)	Balance 30-Jun-12
	$'000	$'000	$'000	$'000	$'000
Tax value of loss carry-forwards recognised	4,716	-	469	254	5,439
Other temporary differences	341	-	(13)	-	328
Net tax assets	5,057	-	456	254	5,767

		Consolidated
		2012	2011
		$'000	$'000
(a)	Other net temporary differences
	Deferred tax assets
	Annual leave	293	339
	Long service leave	378	407
	Staff bonus	-	15
	Revenue in advance	1,150	1,122
	Inventory provision	309	419
	Other	-	98
		2,130	2,400

	Deferred tax liabilities
	Government loan	(1,627)	(1,851)
	Other	(175)	(208)
		(1,802)	(2,059)
	Net temporary differences	328	341

(b)

The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

Orbital Corporation Limited

Appendix 4E

		CONSOLIDATED
		2012	2011
		$'000	$'000
8.	SHARE CAPITAL

	Ordinary shares	19,436	19,345

		Number	$'000
	Movement in ordinary shares on issue
	At 1 July 2010	48,197,394	19,261
	Shares issued pursuant to Share Consolidation	1,494	-
	Shares issued pursuant to employee share plans	283,670	84
	At 30 June 2011	48,482,558	19,345
	Shares issued pursuant to employee share plans	239,919	91
	At 30 June 2012	48,722,477	19,436

		CONSOLIDATED
		2012	2011
		$'000	$'000

9.	RETAINED PROFITS AND RESERVES

(a)	Movements in retained earnings were as follows:

	Balance 1 July	3,055	1,292
	Net profit/(loss)	(3,053)	1,763

	Balance 30 June	2	3,055

(b)

Other reserves

	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
Consolidated	$'000	$'000	$'000

Balance 1 July 2010	1,017	(770)	247
Equity-settled transaction-employee shares	250	-	250
Other comprehensive income	-	(3,415)	(3,415)
Balance at 30 June 2011	1,267	(4,185)	(2,918)

Balance 1 July 2011	1,267	(4,185)	(2,918)
Equity-settled transaction-employee shares	280	-	280
Other comprehensive income	-	631	631
Balance at 30 June 2012	1,547	(3,554)	(2,007)

(c)

Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Orbital Corporation Limited

Appendix 4E

10.

NOTES TO THE STATEMENT OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE	CONSOLIDATED
		2012	2011
		$'000	$'000

Profit/(loss) after income tax		(3,053)	1,763
Adjustments for:
Profit on sale of property, plant and equipment		(15)	(4,760)
Depreciation		846	930
Amortisation		145	253
Amortisation of deferred revenue and government grants		(225)	(225)
Impairment, write-off of trade receivables		429	38
Movement in fair value of financial liability		(392)	-
Impairment of capitalised development costs		-	1,065
Inventory write-down		-	942
Amortisation of non-interest bearing loans		507	613
Amounts set aside to warranty and other provisions		363	318
Share of net profit of equity accounted investment	6	(3,480)	(3,233)
Employee compensation expense		371	334
Net foreign exchange gains		(120)	(79)
Net cash used in operating activities before changes in assets and liabilities		(4,624)	(2,041)

Changes in assets and liabilities during the year:
(Increase)/decrease in receivables		2,262	(621)
(Increase)/decrease in inventories		(1,137)	360
Increase in deferred tax assets		(456)	(532)
(Decrease)/increase in payables		(40)	1,629
Decrease in employee provisions		(250)	(587)
		379	249
Net cash used in operating activities		(4,245)	(1,792)

11.

EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2012 was based on the loss attributable to ordinary shareholders of $3,053,202 (2011: profit $1,763,084) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2012 of 48,612,706 shares (2011: 48,325,837 shares), calculated as follows:

Orbital Corporation Limited

Appendix 4E

	CONSOLIDATED
	2012	2011
	$	$
Profit/(Loss) attributable to ordinary shareholders	(3,053,202)	1,763,084

Weighted average number of ordinary shares	Number	Number

Weighted average number of ordinary shares at 30 June	48,612,706	48,325,837
Effect of potential dilutive ordinary shares	-	-
Weighted average number of potential dilutive ordinary shares at 30 June	48,612,706	48,325,837

Earnings/(loss) per share	Cents	Cents

Basic earnings/(loss) per share	(6.28)	3.65

Diluted earnings/(loss) per share	(6.28)	3.65

Orbital Corporation Limited

Appendix 4E

12.

OPERATING SEGMENTS

Identification of reportable segments

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments are identified by management based on the manner in which the product is sold, whether retail or wholesale, and the nature of the services provided, the identity of service line manager and country of origin. Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.

The reportable segments are based on the similarity of the products produced and sold and/or the services provided, as these are the sources of the Group’s major risks and have the most effect on the rates of return.

Types of products and services

System sales (sale of goods)

The system sales businesses provide LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also sells spare parts for LPG fuel systems.

Consulting services (consultancy)

The consulting services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments.  The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensees of Orbital technologies.  Applications utilising Orbital technologies include outboard engines, autorickshaws and scooters.

Accounting policies

The following items and associated assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•

Corporate management and finance and administration overhead expenses.

•

Share of profit from equity accounted investment.

•

Finance costs - including adjustments on provisions due to discounting.

•

Cash and cash equivalents.

•

Borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm’s length basis.

Geographical information

The system sales segment is managed on an Australian basis. The consulting services and royalties and licences segments are managed on a worldwide basis.

In presenting geographical information revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue is derived predominantly from the sale of LPG fuel systems, the provision of consulting services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

Major customers

The Group has a number of customers to which it provides both products and services. The system sales segment supplies an Australian automobile manufacturer with LPG fuel systems that accounted for 25.0% of external revenue (2011: 12.7%). The next most significant customer which accounted for 18.8% (2011: 12.2%) of external revenue was in the consulting services segment.  No other customer accounts for more than 10% of revenue.

Orbital Corporation Limited

Appendix 4E

Orbital Corporation Limited

Appendix 4E

12.	OPERATING SEGMENTS (continued)

(a)	Operating segments

		System sales		Consulting services		Royalties and licences (i)		Consolidated
		2012	2011	2012	2011	2012	2011	2012	2011
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

	Segment Revenue - external customers	14,020	5,847	7,131	9,492	967	1,081	22,118	16,420
	Unallocated other revenue							243	218

	Total Revenue							22,361	16,638

	Segment result	380	(2,764)	(2,259)	161	463	610	(1,416)	(1,993)
	Research & development							(954)	(1,158)
	Unallocated expenses - net (ii)							(3,675)	(2,581)
	Gain on sale of property, plant and equipment							-	4,760
	Finance costs							(692)	(688)
	Share of profit from associate							3,480	3,233

	Net profit/(loss) before related income tax							(3,257)	1,573
	Income tax benefit							204	190

	Profit after tax attributable to members							(3,053)	1,763

		System sales		Consulting services		Royalties and licences		Consolidated
		2012	2011	2012	2011	2012	2011	2012	2011
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

	Non-cash (revenue) and expenses
	Depreciation and amortisation	458	488	533	695	-	-	991	1,183
	Equity settled employee compensation	26	9	111	122	1	1	138	132
	Other non-cash (income)/expenses	(262)	1,991	245	(225)	-	-	(17)	1,766
	Segment non-cash expenses	222	2,488	889	592	1	1	1,112	3,081
	Equity settled employee compensation							233	202
	Amortisation of non-interest bearing loans							507	613
	Gain on sale of property, plant & equipment							-	(4,760)
	Share of profit from associate							(3,480)	(3,233)
	Movement in provision for surplus lease space							177	372
	Foreign exchange translation gain							(120)	(79)

	Total non-cash (revenue) and expenses							(1,571)	(3,804)

(i)

Royalties and licences costs include direct patent costs.

(ii)

Unallocated expenses (net) include corporate management and finance and administration overhead expenses net of unallocated other income.

Orbital Corporation Limited

Appendix 4E

Orbital Corporation Limited

Appendix 4E

12.	OPERATING SEGMENTS (CONTINUED)

(a)	Operating segments

		System sales		Consulting services		Royalties and licences		Consolidated
		2012	2011	2012	2011	2012	2011	2012	2011
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

	Segment Assets	9,921	9,482	5,387	7,619	263	336	15,571	17,437
	Unallocated assets
	Cash							3,799	3,440
	Other financial assets							1,371	3,434
	Investment in associate							13,696	11,406
	Deferred tax assets and liabilities							5,767	5,057

	Consolidated Total Assets							40,204	40,774

	Segment Liabilities	6,567	5,672	8,111	7,766	99	77	14,777	13,515
	Unallocated liabilities
	Long term borrowings							7,996	7,777

	Consolidated Total Liabilities							22,773	21,292

	Consolidated Net Assets							17,431	19,482

	Segment acquisitions of non-current assets	271	857	425	217	-	-	696	1,074

Acquisitions of non-current assets represent acquisitions of plant and equipment of $696,000 (2011: $1,074,000)

(b)	Geographic information

		Americas		Europe		Asia		Australia		Consolidated
		2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

	Revenue - external customers	5,231	3,473	492	889	619	1,917	15,776	10,141	22,118	16,420

	Non-current assets	19,135	16,122	-	-	-	-	6,534	6,877	25,669	22,999

Orbital Corporation Limited

Appendix 4E

Annual Meeting

The annual meeting will be held as follows:

Place:

Perth Rydges Hotel, Corner of King and Hay Streets, Perth

Date:

Wednesday, 7 November 2012

Time:

10:00am

Approximate date the annual report will be available:  28 September 2012

Audit

This report is based on accounts that are in the process of being audited.

Signed

Terry Stinson

Managing Director

Perth

29 August 2012